UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of October, 2004

                                   SPIRENT plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
      _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SPIRENT PLC


2. Name of shareholder having a major interest

MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SHAREHOLDER IN 2 ABOVE


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT KNOWN


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

ORDINARY SHARES OF 3.3333 PENCE EACH


10. Date of transaction

SEE ADDITIONAL INFORMATION (14 BELOW)


11. Date company informed

07 OCTOBER 2004


12. Total holding following this notification

SEE ADDITIONAL INFORMATION (14 BELOW)


13. Total percentage holding of issued class following this notification

SEE ADDITIONAL INFORMATION (14 BELOW)


14. Any additional information

ON 10 AUGUST 2004 MARTIN CURRIE INVESTMENT MANAGEMENT LIMITED INFORMED SPIRENT PLC OF A HOLDING OF 34,234,290 SHARES, REPRESENTING 3.59% OF THE ISSUED SHARE CAPITAL. THE COMPANY HAS TODAY RECEIVED NOTIFICATION FROM MARTIN CURRIE THAT THIS INFORMATION WAS INCORRECT.

MARTIN CURRIE HAVE CONFIRMED TO SPIRENT THAT THEIR NOTIFIABLE INTEREST IN THE COMPANY'S SHARE CAPITAL DID NOT EXCEED 3% IN AUGUST 2004 AND STILL REMAINS BELOW THAT LEVEL.


15. Name of contact and telephone number for queries

LUKE THOMAS - 01293 767658


16. Name and signature of authorised company official responsible for making this notification

LUKE THOMAS - DEPUTY COMPANY SECRETARY


Date of notification

07 OCTOBER 2004


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date __ 7 October 2004                    By   ____/s/ Luke Thomas____

                                                    (Signature)*